UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

Commission File
No. 001-42021

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
South Bow USA Services Inc. 401(k) and Savings Plan
South Bow USA Services Inc.
920 Memorial City Way, Suite 800
Houston, Texas 77024

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
South Bow Corporation
707 5
th
Street SW Calgary, Alberta, T2P 1V8, Canada
TC Energy Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

SOUTH BOW USA SERVICES INC. 401(k) AND SAVINGS PLAN

All other schedules required by 29 CFR
2520.103-10
of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator, Pension Committee, and Plan participants of the South Bow USA Services Inc. 401(k) and Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the South Bow USA Services Inc. 401(k) and Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024 and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC
We have served as the Plan’s auditor since 2025
Kingston, NH
June 29, 2026

South Bow USA Services Inc. 401(k) and Savings Plan	1

Statements of Net Assets Available for Benefits

December 31,	2025	2024
Assets
Investments at fair value (Note 3)	$37,314,403	$30,958,251
Employer contributions receivable	127,908	—
Notes receivable from participants	866,483	932,348

Net Assets Available for Benefits	$38,308,794	$31,890,599

The accompanying notes to the financial statements are an integral part of this statement.

South Bow USA Services Inc. 401(k) and Savings Plan	2

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2025
Additions
Contributions
Employee contributions	$2,002,431
Employer contributions	2,342,181
Rollovers	168,973

Total Contributions	4,513,585

Investment Income
Net appreciation in fair value of investments	4,762,916
Interest and dividend income	1,270,498

Total Investment Income	6,033,414

Total Additions	10,546,999

Deductions
Benefits paid to participants	4,107,508
Administrative expenses	21,296

Total Deductions	4,128,804

Net Increase in Net Assets Available for Benefits	6,418,195
Net Assets Available for Benefits
Beginning of year	31,890,599

End of year	$38,308,794

The accompanying notes to the financial statements are an integral part of this statement.

South Bow USA Services Inc. 401(k) and Savings Plan	3

Notes to Financial Statements
As of December 31, 2025 and 2024
1. Description of plan
The following description of the South Bow USA Services Inc. 401(k) and Savings Plan (the Plan) is provided only for general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan that provides retirement benefits for employees of South Bow USA Services Inc. (South Bow or the Company) not covered by a collective bargaining agreement, unless participation is required by the agreement. Employees are eligible to participate in the Plan upon hiring. The Plan excludes employees hired under the Company’s student program, until they reach age 21 and have completed at least 1,000 hours of service, special project employees, leased employees, non-resident
persons with no income from a United States source, and nonresident persons who have been nonresidents for a period of 183 days or more, unless the employee remains on the Company’s payroll. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective October 1, 2024, the Company completed the spinoff from TransCanada USA Services Inc. (TC Energy) in the establishment of a new, separate, independent, publicly traded company. In connection with the spinoff, participant account balances related to affected employees were transferred from the TransCanada 401(k) and Savings Plan to the newly established Plan.
As a result of the spinoff from TC Energy, participants who held investments in the TC Energy stock fund (the TC Energy Stock Fund) had those investments transferred into the Plan. Participants may continue to hold, sell, or transfer their existing investments in the TC Energy Stock Fund at their discretion; however, they are no longer permitted to purchase additional shares of the TC Energy Stock Fund within the Plan.
The Board of Directors of South Bow (the Board) has appointed the South Bow USA Services Inc. Pension Committee as the plan administrators and fiduciaries of the Plan. The Board has also appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets. Fidelity Workplace Services LLC serves as the record keeper for the Plan.
Employee and Employer Contributions
Each year, participants may elect to defer up to 60 percent of their eligible compensation into the Plan on a pre-tax
basis, Roth
after-tax
basis, or a combination of both, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also elect to contribute up to 25 percent of their compensation as an after-tax
contribution, subject to certain limitations under the Code. The Plan includes an auto enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan or elect a different deferral percentage. Automatically enrolled participants have their deferral rate set at six percent of eligible compensation, and their contributions are invested in a designated fund until changed by the participant, and their deferrals are automatically increased by one percent annually, up to a maximum of 10 percent of compensation. Participants age 50 or older who are making deferral contributions may also make catch-up
contributions. Participants may also contribute amounts transferred to the Plan from another qualified plan at the participant’s request (rollover).
The Company will match 100 percent of each participant’s contributions up to a maximum of the first six percent of the participant’s eligible compensation for the Plan year. The Company will also make annual enhanced profit sharing contributions in an amount equal to seven percent of a participant’s base salary. In 2025, the Company made enhanced contributions of $977,603.

South Bow USA Services Inc. 401(k) and Savings Plan	4

Participant Accounts
Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings. Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participants are responsible for investment decisions relating to the investment of assets in their account. In the event investment instructions are not received from the participant, contributions are allocated to the Plan’s qualified default option, the Vanguard Target Retirement funds, based upon the participant’s expected retirement date.
Vesting
Participants are immediately vested in their contributions, including rollovers, Company contributions and any earnings thereon.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding note balance in their account during the prior 12 month period or 50 percent of their vested account balance. Participants may only have two loans outstanding at any given time and may not refinance an existing loan or obtain an additional loan for the purpose of paying off an existing loan. Note terms range up to five years for general notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. Interest rates on notes outstanding at December 31, 2025 ranged from 3.25 percent to 9.50 percent. Principal and interest are paid through payroll deductions.
A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due. In the event of a default or termination of employment, the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.
Payment of Benefits
Participants are eligible to request a distribution of their vested amounts upon retirement, death, disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship. Participants may withdraw rollover contributions at any time. Distributions are made in the form of a lump-sum
payment, installment payments, partial payments, or a rollover to another qualified account.
A participant’s normal retirement age is 65; however, participants may elect to withdraw all or a portion of their contributions after the age of 59
1
⁄
2
, subject to certain conditions.
In certain circumstances related to
in-service
withdrawals, participants may elect to withdraw all or a portion of their contributions and vested Company contributions that have been in their account for at least 24 months or after they have at least 60 months of participation in the Plan.
Forfeitures
As participants are immediately 100 percent vested in their account balance, there are no forfeitures.
Administrative Expenses
The Plan Administrator is responsible for filing all required reports on behalf of the Plan. The Company provides or pays for certain accounting, legal, and management services on behalf of the Plan. The Company has not charged the Plan for these expenses or services. Loans and other transaction-specific fees are charged to the accounts of participants electing such transactions. Certain investment-related expenses, including management fees, are deducted from the funds in which the Plan invests, including those sponsored by an affiliate of Fidelity. These expenses are presented as a reduction of investment income.

South Bow USA Services Inc. 401(k) and Savings Plan	5

Plan Termination
Although it has not expressed any intent to do so, with approval from the Board, South Bow has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
2. Summary of accounting policies
Basis of Accounting
The financial statements of the Plan are presented on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Amounts are stated in U.S. dollars unless otherwise indicated.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend
date.
Net appreciation (depreciation) in fair value of investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.
Purchases and sales of securities are recorded on a trade-date basis.
Notes Receivable from Participants
Notes receivable from participants include the unpaid principal balance plus any accrued interest. Defaulted notes receivable from participants are recorded as a distribution based upon the terms of the plan document.
Contributions
Contributions from Plan participants and the Company are recorded in the year in which the employee contributions are withheld from compensation.
Payment of Benefits
Benefits are recorded when paid.
3. Investments
Participants direct the investment of their account balances into a broad range of investment securities offered by the Plan. Refer to Note 1, Description of plan, for additional information. Investment securities are exposed to various risks, such as counterparty credit risk, interest rate, liquidity risk, and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is at least reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.
The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections, including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the TC Energy Stock Fund and South Bow Stock Fund, which invests in securities of a single issuer.

South Bow USA Services Inc. 401(k) and Savings Plan	6

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk, and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.
Fair Value Hierarchy
The Plan’s financial assets and liabilities recorded at fair value have been categorized into three levels based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant inputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III investments or transfers between levels in 2025 and 2024.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Common stock funds:
Valued at the closing price reported on the New York Stock Exchange.
Mutual funds:
Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trust:
The common collective trust holds underlying investments whose valuations are based on contract value and other observable market inputs, including fixed income securities and stable value accounts. The fair value of the Plan’s interest in this fund is based on the fund’s daily net asset value (NAV), which is considered to be the best approximation of fair value. The fund’s underlying assets are principally short-term money market funds and fixed income securities. Units held in the common collective trust are valued at the unit value as reported by the investment manager as of December 31, 2025 and 2024. Participants are allowed to redeem units of the common collective trust held by the Plan on a daily basis; however, the Plan is subject to a twelve-month redemption notice period for the Mellon Stable Value Fund. There are no unfunded commitments.
The method described above for common collective trust may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2025 and 2024. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Fair Value Measurements at December 31, 2025
	Total	Level I	Level II	Level III	Other 1
Mutual funds	$35,920,873	$35,920,873	$—	$—	$—
Common collective trust	140,257	—	—	—	140,257
South Bow common stock	734,705	734,705	—	—	—
TC Energy common stock	518,568	518,568	—	—	—

Total	$37,314,403	$37,174,146	$—	$—	$140,257

South Bow USA Services Inc. 401(k) and Savings Plan	7

	Fair Value Measurements at December 31, 2024
	Total	Level I	Level II	Level III	Other 1
Mutual funds	$29,820,401	$29,820,401	$—	$—	$—
Common collective trust	179,484	—	—	—	179,484
South Bow common stock	425,398	425,398	—	—	—
TC Energy common stock	532,968	532,968	—	—	—

Total	$30,958,251	$30,778,767	$—	$—	$179,484

1	Fair value is measured using net asset value as a practical expedient and is therefore excluded from the fair value hierarchy.
4. Income taxes
The Company has adopted a
pre-approved
plan document that has received an opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020, stating that the form of the pre-approved
plan document was in compliance with the applicable requirements of the Code. Although the Plan was amended after receiving the opinion letter, the Plan Administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5.
Party-in-interest
and related party transactions
Parties-in-interest
are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Transactions involving the investments described below are permitted party-in-interest
transactions.
Fidelity is a
party-in-interest
as defined by ERISA given its position as record keeper and custodian of the Plan’s assets. The Plan holds units of mutual funds and a common collective trust that are managed by an affiliate of Fidelity.
Certain mutual fund companies share their management fees with the Trustee. The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares this revenue with the Plan. These deposits are included in the net appreciation in fair value of investments amount in the statement of changes in net assets available for benefits.
South Bow and TC Energy are a
party-in-interest
to the Plan. At December 31, 2025 and 2024 respectively, the Plan held 26,706.644 and 18,005.730 shares of South Bow common stock valued at $733,632 and $424,395 and $1,073 and $1,003 in a stock purchase account. For the year ended December 31, 2025, the Plan purchased 9,445.747 shares and sold 744.833 shares of the South Bow common stock. The Plan recorded dividend income of $38,695 during December 31, 2025. At December 31, 2025 and 2024 respectively, the Plan held 9,406.707 and 11,432.269 shares of TC Energy common stock valued at $517,463 and $531,943 and $1,105 and $1,025 in a stock purchase account. For the year ended December 31, 2025, the Plan transferred in 177.588 shares and sold 2,203.150 shares of the TC Energy common stock.
6. Subsequent events
The Plan has evaluated subsequent events through the date these financial statements were issued.

South Bow USA Services Inc. 401(k) and Savings Plan	8

SOUTH BOW USA SERVICES INC. 401(k) AND SAVINGS PLAN
EIN #:
93-3827109
PLAN #: 001
SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value
*	Fidelity® Growth CO K6	Mutual Fund		$5,520,833
*	Fidelity® 500 Index Fund	Mutual Fund		5,098,663
*	Fidelity® Extended Market Index Fund	Mutual Fund		2,115,215
	Baird Core Plus Institutional Fund	Mutual Fund		872,192
	MFS International Diversification Fund R4	Mutual Fund		854,115
	Vanguard Federal Money Market Fund	Mutual Fund		844,797
	JPMorgan Equity Income Fund Class R6	Mutual Fund		982,813
	Baron Growth R6	Mutual Fund		380,086
*	Fidelity® U.S. Bond Index Fund	Mutual Fund		496,882
	Vanguard Total International Stock Fund AD	Mutual Fund		997,225
*	Fidelity® Inflation-Protected Bond Index Fund	Mutual Fund		290,524
*	Fidelity® Government Money Market	Mutual Fund		67
	Allspring Special Mid-Cap Value R6	Mutual Fund		430,541
	Vanguard Target Retirement 2025	Mutual Fund		1,196,489
	Vanguard Target Retirement 2030	Mutual Fund		1,820,573
	Vanguard Target Retirement 2035	Mutual Fund		2,079,556
	Vanguard Target Retirement 2040	Mutual Fund		1,332,796
	Vanguard Target Retirement 2045	Mutual Fund		4,019,136
	Vanguard Target Retirement 2050	Mutual Fund		2,198,096
	Vanguard Target Retirement 2055	Mutual Fund		1,637,701
	Vanguard Target Retirement 2060	Mutual Fund		2,579,907
	Vanguard Target Retirement 2065	Mutual Fund		67,443
	Vanguard Target Retirement 2070	Mutual Fund		15,411
	Vanguard Target Retirement Income Fund	Mutual Fund		89,812

	Total mutual funds			$35,920,873

	Mellon Stable Value M	Common Collective Trust		$140,257

	Total common collective trust			$140,257

*	TC Energy Corporation	Common Stock		$517,463
*	TC Energy Stock Fund	Stock Purchase Account		1,105

	Total TC Energy common stock			$518,568

*	South Bow Corporation	Common Stock		$733,632
*	South Bow Stock Fund	Stock Purchase Account		1,073

	Total South Bow common stock			$734,705

	Total common stock			$1,253,273

	Total investments			$37,314,403
*	Participant loans	Interest rates ranging from 3.25% to 9.50% maturing through 2038	—	$866,483

	Total			$38,180,886

*	Represents a party-in-interest (Note 5).
**	Cost omitted for participant-directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

South Bow USA Services Inc. 401(k) and Savings Plan	9

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm.

South Bow USA Services Inc. 401(k) and Savings Plan	10

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2026

South Bow USA Services Inc. 401(k) and Savings Plan

By:	/s/ Kevin Engel
Kevin Engel
Chair
South Bow USA Services Inc. Pension Committee

South Bow USA Services Inc. 401(k) and Savings Plan	11